UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended September 30, 2008

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the three months ended September 30, 2008.

Exhibits

1.	Quarterly report of Textainer Group Holdings Limited for the Three Months ended September 30, 2008

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended September 30, 2008

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2008 and December 31, 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

	September 30, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$63,147	$69,447
Accounts receivable, net of allowance for doubtful accounts of $5,293 and $3,160 in 2008 and 2007, respectively	52,474	44,688
Net investment in direct financing and sales-type leases	17,097	9,116
Containers held for resale	1,796	3,798
Prepaid expenses and other current assets	3,241	2,527
Deferred taxes	352	352
Due from affiliates, net	—	9

Total current assets	138,107	129,937
Restricted cash	12,032	16,742
Containers, net of accumulated depreciation of $331,309 and $322,845 in 2008 and 2007, respectively	1,019,872	856,874
Net investment in direct financing and sales-type leases	68,549	48,075
Fixed assets, net of accumulated depreciation of $8,124 and $7,795 in 2008 and 2007, respectively	1,525	1,230
Intangible assets, net of accumulated amortization of $10,615 and $4,700 in 2008 and 2007, respectively	66,838	72,646
Interest rate swaps	1,323	127
Other assets	3,492	2,715

Total assets	$1,311,738	$1,128,346

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,668	$4,612
Accrued expenses	10,372	11,115
Container contracts payable	91,866	28,397
Due to owners, net	13,164	18,019
Secured debt facility	—	6,585
Bonds payable	58,000	58,000

Total current liabilities	178,070	126,728
Revolving credit facilities	32,000	21,500
Secured debt facility	236,070	124,391
Bonds payable	327,667	370,938
Interest rate swaps	3,988	4,409
Long-term income tax payable	17,202	15,733
Deferred taxes	10,818	10,814

Total liabilities	805,815	674,513

Minority interest	58,682	49,717

Shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,604,640 at 2008 and 2007	476	476
Additional paid-in capital	165,884	163,753
Notes receivable from shareholders	—	(432)
Accumulated other comprehensive income	246	579
Retained earnings	280,635	239,740

Total shareholders’ equity	447,241	404,116

Total liabilities and shareholders’ equity	$1,311,738	$1,128,346

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and Nine Months ended September 30, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Revenues:
Lease rental income	$50,914	$48,574	$147,016	$145,223
Management fees	7,610	6,397	22,019	16,538
Trading container sales proceeds	6,716	6,153	30,799	13,315
Gains on sale of containers, net	4,435	4,184	11,683	9,795
Other, net	—	4	—	290

Total revenues	69,675	65,312	211,517	185,161

Operating expenses:
Direct container expense	5,975	7,955	18,899	26,276
Cost of trading containers sold	5,314	4,768	23,533	10,547
Depreciation expense	10,614	12,505	37,264	35,896
Amortization expense	1,670	908	5,314	1,978
General and administrative expense	4,951	4,341	16,190	12,748
Short-term incentive compensation expense	1,287	879	3,063	3,057
Long-term incentive compensation expense	807	—	2,288	—
Bad debt expense, net	2,477	293	3,100	1,289

Total operating expenses	33,095	31,649	109,651	91,791

Income from operations	36,580	33,663	101,866	93,370

Other income (expense):
Interest expense	(6,307)	(10,127)	(18,552)	(27,378)
Interest income	362	746	1,255	2,123
Realized (losses) gains on interest rate swaps and caps, net	(1,898)	971	(4,177)	2,712
Unrealized gains (losses) on interest rate swaps, net	711	(3,855)	1,617	(4,077)
Gain on lost military containers, net	480	4,639	2,169	4,639
Other, net	(511)	(8)	180	(121)

Net other income (expense)	(7,163)	(7,634)	(17,508)	(22,102)

Income before income tax and minority interest expense	29,417	26,029	84,358	71,268

Income tax expense	(2,019)	(1,903)	(3,079)	(4,678)
Minority interest expense	(2,839)	(4,816)	(8,965)	(13,966)

Net income	$24,559	$19,310	$72,314	$52,624

Net income per share:
Basic	$0.52	$0.50	$1.52	$1.37
Diluted	$0.51	$0.50	$1.51	$1.36
Weighted average shares outstanding (in thousands):
Basic	47,605	38,605	47,605	38,531
Diluted	47,875	38,605	47,807	38,583

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months ended September 30, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine months ended September 30,
	2008	2007
Cash flows from operating activities:
Net income	$72,314	$52,624

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	37,264	35,896
Bad debt expense, net	3,100	1,289
Unrealized (gains) losses on interest rate swaps, net	(1,617)	4,077
Amortization of debt issuance costs	1,414	1,013
Amortization of intangible assets	5,314	1,978
Amortization of acquired above-market leases	602	—
Gains on sale of containers and lost military containers, net	(13,852)	(14,434)
Share-based compensation expense	2,162	—
Minority interest expense	8,965	13,966
Changes in operating assets and liabilities	(12,372)	(22,825)

Total adjustments	30,980	20,960

Net cash provided by operating activities	103,294	73,584

Cash flows from investing activities:
Purchase of containers and fixed assets	(216,505)	(155,260)
Purchase of intangible assets	(108)	(56,000)
Proceeds from sale of containers and fixed assets	54,583	55,287
Receipt of principal payments on direct financing and sales-type leases	10,159	4,820

Net cash used in investing activities	(151,871)	(151,153)

Cash flows from financing activities:
Proceeds from revolving credit facility	56,500	43,000
Principal payments on revolving credit facility	(46,000)	(18,000)
Proceeds from secured debt facility	201,500	181,000
Principal payments on secured debt facility	(96,500)	(59,500)
Principal payments on bonds payable	(43,500)	(43,500)
Decrease in restricted cash	4,710	1,933
Debt issuance costs	(3,113)	(297)
Repayments of notes receivable from shareholders	432	1,560
Dividends paid	(31,419)	(37,061)

Net cash provided by financing activities	42,610	69,135

Effect of exchange rate changes	(333)	74

Net decrease in cash and cash equivalents	(6,300)	(8,360)
Cash and cash equivalents, beginning of the year	69,447	41,163

Cash and cash equivalents, end of the period	$63,147	$32,803

(Continued)

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months ended September 30, 2008 and 2007

(All currency expressed in United States dollars in thousands)

	Nine months ended September 30,
	2008	2007
Supplemental disclosures of noncash investing activities:
Increase in container purchases payable	$63,469	$7,025
Containers placed in direct financing and sales-type leases	$38,614	$14,706

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, Textainer Group Holdings Limited and subsidiaries (the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers, and structures and manages container leasing investment programs.

On September 4, 2007, the Company’s shareholders approved a one-for-one share split, effected by way of a share dividend or bonus issue, for shareholders of record as of August 8, 2007. The share split was effected by way of a bonus issue on October 8, 2007. All shares and per share data in the condensed consolidated financial statements, have been adjusted to reflect the share split, effected by way of the bonus issue.

The Company conducts its business activities in four main areas: container ownership, container management, container resale and military management.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The accompanying unaudited condensed interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s financial position as of September 30, 2008, and the results of operations for the three and nine months ended September 30, 2008 and 2007 and cash flows for the nine months ended September 30, 2008 and 2007. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2008.

(b)	Principles of Consolidation

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(c)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. Intangible assets are evaluated for impairment by applying the recognition and measurement provisions of the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Under SFAS 144, an impairment loss shall be recognized if the carrying amount of the intangible assets is not recoverable and the carrying amount exceeds its fair value.

On July 23, 2007, the Company purchased the exclusive rights to manage the approximately 500,000 twenty-foot equivalent unit container fleet of Capital Lease Limited, Hong Kong (“Capital”) for $56,000. The Company began managing the Capital fleet on September 1, 2007. The purchase price will be fully amortized over the expected 13-year life of the contract on a pro-rata basis based on the expected management fees. Amortization expense for the three and nine months ended September 30, 2008 related to the Capital fleet was $1,115 and $3,348, respectively. Amortization expense for the three and nine months ended September 30, 2007 related to the Capital fleet was $372.

The change in the carrying amount of intangible assets during the three and nine months ended September 30, 2008 was primarily attributable to amortization expense of $1,670 and $5,314, respectively.

(d)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods ranging from three to five years. Such leases are generally cancellable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions set forth in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, the containers are usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing and, after the initial gain or loss, on sales-type leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the lease.

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(e)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company has experienced a significant increase in container resale prices over the last few years as a result of (i) a lower number of containers available for sale due to higher utilization and (ii) the increased cost of new containers. Based on this extended period of higher realized container resale prices and the Company’s expectation that new equipment prices will remain near current levels, the Company increased the estimated future residual values of its containers used in the calculation of depreciation expense during the third quarter of 2008. The effect of this change for the three and nine months ended September 30, 2008 was a reduction in depreciation expense of $3,600 ($3,260 after tax or $0.07 per diluted share for the three and nine months ended September 30, 2008). Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Containers identified for sale are written down to their estimated fair value and the resulting impairment is recorded in depreciation expense. The fair value is estimated based on recent gross sales proceeds. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The Company compares the carrying value of the containers to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value.

(f)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is unlikely.

As of January 1, 2007, the company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). Under FIN 48, the company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The 2004 United States tax return for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited and the 2004 and 2005 United States tax returns for TGH’s subsidiary Textainer Limited (“TL”) were examined by the Internal Revenue Service (the “IRS”). In May 2008, the Company received notification from the IRS that they had completed their examination and made no changes to the amount of tax reported. As a result, the Company reduced the amount of unrecognized tax benefits and recognized a tax provision reduction during the three months ended June 30, 2008. The Company’s effective tax rate decreased to 3.6% for the nine months ended September 30, 2008, primarily as a result of the recognition of this $4,480 tax provision reduction.

(g)	Damage Protection Plan Repair Cost Reserve

The Company’s leases require the lessee to pay for any damage to the containers beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (the “DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended.

For all containers, the Company uses the direct expense method of accounting for repairs and records maintenance expense when an obligation is incurred.

(h)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in non-U.S. concentrations, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various non-U.S. currencies. For the three months ended September 30, 2008 and 2007, $1,760 (or 32%) and $2,924 (or 37%), respectively, and for the nine months ended September 30, 2008 and 2007, $7,097 (or 37.6%) and $9,975 (or 38%), respectively, of the Company’s direct container expenses were paid in 15 different non-U.S. currencies. The Company does not hedge these container expenses as there are no significant payments made in any one non-U.S. currency and the Company’s contract with the U.S. military contains a provision to protect it from fluctuations in exchange rates for payments made in non-U.S. currencies.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its non-U.S. concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. For the three months ended September 30, 2008, no single lessee accounted for more than 10% of the Company’s revenue. For the three months ended September 30, 2007, revenue from one lessee amounted to $5,409 (or 11%), respectively, of the Company’s lease rental income. For the nine months ended September 30, 2008 and 2007, revenue from one lessee amounted to $14,684 (or 10%) and $15,687 (or 11%), respectively, of the Company’s lease rental income. No single lessee accounted for more than 10% of the Company’s accounts receivable at September 30, 2008 and December 31, 2007.

(i)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized gains (losses) on interest rate swaps and caps, net in the condensed consolidated statements of income.

As of the balance sheet dates, none of the derivative instruments the Company has entered into qualify for hedge accounting in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”). The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of income as unrealized gains (losses) on interest rate swaps, net.

(j)	Share Options and Restricted Share Units

In accordance with SFAS No. 123R, Share-Based Payment (“SFAS 123R”), the Company estimates the fair value of all employee share options to acquire common shares awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of income.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as a method for determining the estimated fair value for employee share option awards. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award. For the three months and nine months ended September 30, 2008, share-based compensation expense of $780 and $2,162, respectively, was recorded as a part of long-term incentive compensation for share options and restricted share units awarded to employees under the 2007 Plan.

(k)	Estimates

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to container rental equipment, accounts receivable and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(l)	Net income per share

Basic net income per share for a given period is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if all outstanding share options or other contracts to issue common shares were exercised or converted into common shares. For the three months ended September 30, 2008, 1,028,166 share options to acquire common shares and 764,262 restricted share units were excluded from the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method, in accordance with the FASB’s SFAS No. 128 Earnings Per Share. For the nine months ended September 30, 2008, 1,032,594 share options to acquire common shares and 831,863 restricted share units were excluded from the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method. For the three months ended September 30, 2007, no share options to acquire common shares were dilutive. For the nine months ended September 30, 2007, all share options to acquire common shares were dilutive. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Numerator
Net income - basic and diluted EPS	$24,559	$19,310	$72,314	$52,624
Denominator
Weighted average common shares outstanding - basic	47,605	38,605	47,605	38,531
Dilutive share options and restricted share units	270	—	202	52

Weighted average common shares outstanding - diluted	47,875	38,605	47,807	38,583

Earnings per common share
Basic	$0.52	$0.50	$1.52	$1.37
Diluted	$0.51	$0.50	$1.51	$1.36

(m)	Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value under U.S. generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS 157 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

SFAS 157 retains the exchange price notion in earlier definitions of fair value and clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). With the exception of a one year deferral for the implementation of SFAS 157 for other nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis, SFAS 157 is effective for financial statements issued for years beginning after November, 15, 2007, and for interim periods within those years with earlier application encouraged.

Effective January 1, 2008, the Company adopted SFAS 157 for the fair value measurement of recurring items, in particular, its containers held for resale and interest rate swaps. The partial adoption of SFAS 157 for financial assets and liabilities had no effect on the Company’s consolidated financial position, results of operations or cash flows. The Company does not believe the adoption of the deferred portion of SFAS 157 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company measures the fair value of its containers held for resale under a Level 2 input as defined by SFAS 157. The company relies on market prices for identical or similar assets in markets that are not active. The Company’s containers held for resale had a book value of $1,796 and $3,798 as of September 30, 2008 and December 31, 2007, respectively. During the three months ended September 30, 2008 and 2007, the Company recorded impairments of $74 and $201, respectively, as a part of depreciation expense to write down the value of containers identified for sale to their estimated fair value. During the nine months ended September 30, 2008 and 2007, the Company recorded impairments of $337 and $10, respectively, as a part of depreciation expense to write down the value of containers identified for sale to their estimated fair value.

The Company measures the fair value of its $393,720 notional amount of interest rate swaps under a Level 3 input as defined by SFAS 157. The Company relies on a valuation based on a discounted cash flow analysis using forecasted interest rate yield curves. The Company’s interest rate swap agreements had a net fair value liability of $2,665 and $4,282 as of September 30, 2008 and December 31, 2007, respectively. The change in fair value for the three months ended September 30, 2008 and 2007 of $711 and $3,855, respectively, was recorded in the condensed consolidated statement of income as part of unrealized gains (losses) on interest rate swaps, net. The change in fair value for the nine months ended September 30, 2008 and 2007 of $1,617 and $4,077, respectively, was recorded in the condensed consolidated statement of income as part of unrealized gains (losses) on interest rate swaps, net.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 establishes a fair value option under which entities can elect to report certain financial assets and liabilities at fair value with changes in fair value recognized in earnings. However, SFAS No. 159 specifically includes financial assets and financial liabilities recognized under leases (as defined in SFAS No. 13, Accounting for Leases), as among those items not eligible for the fair value measurement option except contingent obligations for cancelled leases and guarantees of third-party lease obligations. Effective January 1, 2008 the Company adopted SFAS 159. The Company did not elect the fair value option for any assets or liabilities, therefore the adoption of SFAS 159 had no effect on the Company’s consolidated financial position, results of operations or cash flows.

(n)	Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160 Noncontrolling Interest in Consolidated Financial Statements-an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company within the equity section of the company’s balance sheets but separate from the company’s equity. It also requires the amounts of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest to be accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary must be measured at fair value. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 will be effective for the Company as of January 1, 2009. The Company does not believe the adoption of SFAS 160 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R replaced SFAS No. 141, Business Combinations (“SFAS 141”). SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will apply prospectively to business combinations for which the acquisition date is on or after the Company’s fiscal year beginning January 1, 2010. While the Company has not yet evaluated SFAS 141R for the impact, if any, that its adoption will have on the Company’s consolidated financial position, results of operations or cash flows, the Company will be required to expense costs related to any acquisitions after December 31, 2009.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. SFAS 161 will be effective for the Company as of January 1, 2009. The Company is assessing the potential revisions to disclosures required by SFAS 161.

In May 2008, the FASB issued FASB No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for non-governmental entities. For non-governmental entities, the guidance in SFAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the U.S. Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not believe the adoption of SFAS 162 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

(3)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three and nine months ended September 30, 2008 and 2007 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Fees from affiliated owners	$1,729	$1,576	$4,708	$4,834
Fees from unaffiliated owners	5,429	4,381	15,980	10,412

Fees from owners	7,158	5,957	20,688	15,246
Other fees	452	440	1,331	1,292

Total management fees	$7,610	$6,397	$22,019	$16,538

Due to owners, net represents lease rentals collected on behalf of and payable to owners, net of direct expenses and management fees receivable. Due to owners, net at September 30, 2008 and December 31, 2007 consisted of the following:

	September 30, 2008	December 31, 2007
Affiliated owners	$1,006	$3,695
Unaffiliated owners	12,158	14,324

Total due to owners, net	$13,164	$18,019

(4)	Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Interest Rate Swaps

The following represents the Company’s debt obligations as of September 30, 2008 and December 31, 2007:

	September 30, 2008	December 31, 2007
Revolving Credit Facilities, Bonds Payable and Secured Debt Facility
Revolving Credit Facilities, weighted average interest at 3.81% and 6.42% at September 30, 2008 and December 31, 2007, respectively	$32,000	$21,500
2005-1 Bonds, interest at 2.74% and 5.28% at September 30, 2008 and December 31, 2007, respectively	385,667	428,938
Secured Debt Facility, weighted average interest at 3.76% and 5.35% at September 30, 2008 and December 31, 2007, respectively	236,070	130,976

Total debt obligations	$653,737	$581,414

Amount due within one year	$58,000	$64,585

Amounts due beyond one year	$595,737	$516,829

Revolving Credit Facilities

On April 22, 2008, TL terminated its then-existing revolving credit facility that provided for an aggregate commitment amount of up to $75,000 (which also included within such amount a $25,000 letter of credit facility) (the “Prior Credit Facility”). On the same date, TL replaced the Prior Credit Facility with a new credit agreement, (the “2008 Credit Agreement”), with the same banks that were party to the Prior Credit Facility, as well as additional banks, to provide a new revolving credit facility (the “2008 Credit Facility”) in an aggregate commitment amount of up to $205,000 (which also includes within such amount a $50,000 letter of credit facility). The 2008 Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013. Interest on the outstanding amount due under the 2008 Credit Facility at September 30, 2008 was based either on the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5% which varies based on TGH’s leverage. Total outstanding principal under the 2008 Credit Facility and the Prior Credit Facility was $32,000 and $21,500 as of September 30, 2008 and December 31, 2007, respectively. The Company had no outstanding letters of credit under the 2008 Credit Facility or the Prior Credit Facility as of September 30, 2008 and December 31, 2007.

The 2008 Credit Facility is secured by the Company’s containers and under the terms of the 2008 Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The 2008 Credit Facility Maximum was $205,000 as of September 30, 2008.

TGH acts as a guarantor of the 2008 Credit Facility. The 2008 Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the 2008 Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at September 30, 2008. There is a commitment fee of 0.20% to 0.30% on the unused portion of the 2008 Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

Bonds Payable and Secured Debt Facility

In 2005, the Company’s subsidiary, Textainer Marine Containers Limited (“TMCL”), issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Under a 10-year amortization schedule, $58,000 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds commencing with the payment date occurring in September 2008. Ultimate payment of the 2005-1 Bond principal has been insured by Ambac Assurance Corporation and the cost, 0.275% on the outstanding principal balance of the 2005-1 Bonds, of this insurance coverage is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

The Company’s primary ongoing container financing requirements are funded by revolving notes issued by TMCL (the “Secured Debt Facility”). The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (as defined in the Indenture governing the 2005-1 Bonds and the Secured Debt Facility), with a provision for the Secured Debt Facility to then convert to a 10-year, but not to exceed the maximum term of 15-year, fully amortizing note payable on the Conversion Date. On July 2, 2008, the Company extended its Secured Debt Facility and amended certain terms thereof, including an increase in the commitment from $300,000 to $475,000. Prior to the July 2, 2008 amendments, the Conversion Date was defined as July 9, 2008. Given such a Conversion Date of July 9, 2008, the first principal payment would have been due on July 15, 2008. Prior to the July 2, 2008 amendments, interest on the outstanding amount due under the Secured Debt Facility, prior to the Conversion Date, equaled LIBOR plus 0.32%. Prior to and following the July 2, 2008 amendments, there was and remains a commitment fee on the unused portion of the Secured Debt Facility, which is payable in arrears. Prior to the July 2, 2008 amendments, the ultimate payment of the Secured Debt Facility principal was insured by Ambac Assurance Corporation. The cost of this insurance coverage was recognized as incurred on a monthly basis.

Following the July 2, 2008 amendments, the interest rate, payable monthly in arrears, is LIBOR plus 1.25% during an initial two-year revolving period. If the Secured Debt Facility is not refinanced or renewed prior to the new Conversion Date of July 1, 2010, the interest rate would increase and the Secured Debt Facility would stop revolving and begin amortizing over a term that is scheduled to be 10 years but not to exceed 15 years. Following the July 2, 2008 amendments, the Secured Debt Facility is no longer insured by Ambac Assurance Corporation. The Secured Debt Facility Maximum was $475,000 as of September 30, 2008.

Under the terms of the 2005-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”) which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $1,017 as of September 30, 2008. The 2005-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, in which TMCL and TGH’s container management subsidiary were in full compliance at September 30, 2008.

The following is a schedule by year, of future scheduled repayments, as of September 30, 2008:

	Revolving Credit Facility	2005-1 Bonds (1)	Secured Debt Facility(1)
Twelve months ending September 30:
2009	$—	$58,000	$—
2010	—	58,000	5,918
2011	—	58,000	23,670
2012	—	58,000	23,670
2013 and thereafter	32,000	154,667	183,442

	$32,000	$386,667	$236,700

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $1,000 and $630, respectively, related to the purchase by TL of 3,000 additional shares of TMCL on November 1, 2007. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition.

The future repayments schedule for the 2008 Credit Facility and the Secured Debt Facility assumes that the facilities would not be extended on the applicable Conversion Date and would then convert into a two-year fully amortizing note payable and ten-year fully amortizing note payable, respectively.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its 2005-1 Bonds and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of September 30, 2008:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks which cap one-month LIBOR rates fixed between 5.46% and 8.12% per annum, non-amortizing notional amounts, with termination dates through November 2015	$110,000
Interest rate swap contracts with several banks, with one-month LIBOR rates fixed between 3.37% and 5.32% per annum, amortizing notional amounts, with termination dates through September 2013	393,720

Total notional amount as of September 30, 2008	$503,720

During October 2008, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR fixed rate at 7.11% per annum, in non-amortizing notional amount of $25,000 and a term from October 15, 2008 through October 15, 2009.

During November 2008, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR fixed rate at 4.77% per annum, in non-amortizing notional amount of $65,000 and a term from November 17, 2008 through November 16, 2009.

During November 2008, the Company entered into an interest rate swap contract with a bank, with a one-month LIBOR rate fixed at 3.36% per annum, in amortizing notional amount with initial notional amount of $46,000 and a term from November 17, 2008 through November 15, 2013.

The Company’s interest rate swap agreements had a net fair value liability of $2,665 and $4,282 as of September 30, 2008 and December 31, 2007, respectively. The change in fair value was recorded in the consolidated statement of income as unrealized gains (losses) on interest rate swaps, net.

(5)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in four reportable segments: container ownership, container management, container resale and military management. The following tables show segment information for the three and nine months ended September 30, 2008 and 2007, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of income:

Three months ended September 30, 2008	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$49,814	$—	$—	$1,100	$—	$—	$50,914
Management fees	—	11,346	2,606	452	—	(6,794)	7,610
Trading container sales proceeds	—	—	6,716	—	—	—	6,716
Gain on sale of containers, net	4,435	—	—	—	—	—	4,435
Other revenue	—	—	—	—	—	—	—

Total revenue	$54,249	$11,346	$9,322	$1,552	$—	$(6,794)	$69,675

Depreciation expense	$10,830	183	—	17	—	(416)	10,614

Interest expense	$6,307	—	—	—	—	—	6,307

Unrealized gains on interest rate swaps, net	$711	—	—	—	—	—	711

Segment income before taxes	$19,791	4,204	3,262	720	(499)	(900)	26,578

Total assets	$1,200,856	$125,056	$3,989	$2,025	$1,772	$(21,960)	$1,311,738

Additions to long-lived assets	$139,179	$402	$—	$—	$—	$—	$139,581

Three months ended September 30, 2007	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$47,299	$—	$—	$1,275	$—	$—	$48,574
Management fees	—	9,610	2,165	440	—	(5,818)	6,397
Trading container sales proceeds	—	—	5,801	352	—	—	6,153
Gain on sale of containers, net	4,188	(4)	—	—	—	—	4,184
Other revenue	—	4	—	—	—	—	4

Total revenue	$51,487	$9,610	$7,966	$2,067	$—	$(5,818)	$65,312

Depreciation expense	$12,654	127	—	39	—	(315)	12,505

Interest expense	$10,127	—	—	—	—	—	10,127

Unrealized losses on interest rate swaps, net	$3,855	—	—	—	—	—	3,855

Segment income before taxes	$13,569	4,707	2,904	914	(147)	(734)	21,213

Total assets	$1,134,977	$97,630	$3,769	$8,270	$3,442	$(157,339)	$1,090,749

Additions to long-lived assets	$56,948	$55,960	$—	$—	$—	$—	$112,908

Nine months ended September 30, 2008	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$143,945	$—	$—	$3,071	$—	$—	$147,016
Management fees	—	32,016	6,959	1,331	—	(18,287)	22,019
Trading container sales proceeds	—	—	30,799	—	—	—	30,799
Gain on sale of containers, net	11,683	—	—	—	—	—	11,683
Other revenue	—	—	—	—	—	—	—

Total revenue	$155,628	$32,016	$37,758	$4,402	$—	$(18,287)	$211,517

Depreciation expense	$37,833	$499	$—	$55	$—	$(1,123)	$37,264

Interest expense	$18,552	$—	$—	$—	$—	$—	$18,552

Unrealized gains on interest rate swaps, net	$1,617	$—	$—	$—	$—	$—	$1,617

Segment income before taxes	$54,325	$11,034	$12,178	$1,593	$(2,115)	$(1,622)	$75,393

Total assets	$1,200,856	$125,056	$3,989	$2,025	$1,772	$(21,960)	$1,311,738

Additions to long-lived assets	$279,233	$849	$—	$—	$—	$—	$280,082

Nine months ended September 30, 2007	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$141,462	$—	$—	$3,761	$—	$—	$145,223
Management fees	—	27,670	5,605	1,292	—	(18,029)	16,538
Trading container sales proceeds	—	—	12,963	352	—	—	13,315
Gain on sale of containers, net	9,800	(5)	—	—	—	—	9,795
Other revenue	—	23	—	—	267	—	290

Total revenue	$151,262	$27,688	$18,568	$5,405	$267	$(18,029)	$185,161

Depreciation expense	$36,275	$435	$—	$57	$—	$(871)	$35,896

Interest expense	$27,378	$—	$—	$—	$—	$—	$27,378

Unrealized losses on interest rate swaps, net	$4,077	$—	$—	$—	$—	$—	$4,077

Segment income before taxes	$37,557	$13,426	$6,499	$1,980	$(83)	$(2,077)	$57,302

Total assets	$1,134,977	$97,630	$3,769	$8,270	$3,442	$(157,339)	$1,090,749

Additions to long-lived assets	$162,210	$56,078	$—	$—	$—	$—	$218,288

General and administrative expenses included in each reportable business segment represent actual expenses incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees, accounts receivable, accounts payable and acquisition fees between the Container Ownership and Container Management segments.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(6)	Commitments and Contingencies

(a)	Container Commitments

At September 30, 2008, the Company had placed orders with manufacturers for containers to be delivered subsequent to September 30, 2008 in the total amount of $2,068.

(b)	Legal Proceedings on the Sale of the Partnerships’ Assets

On April 18, 2005, six California limited partnerships formed to invest in transportation equipment sold substantially all of their assets to RFH, Ltd. (“RFH”). As part of this sale transaction, RFH engaged Textainer Equipment Management Ltd., one of the general partners, to manage the containers RFH bought.

Five lawsuits were filed between March 2005 and June 2007 in state and federal court, initiated by certain limited partners. The state cases have been consolidated into one action. The limited partners in the state action allege that the general partners breached their fiduciary duties by selling the assets for less than their fair value, retaining management rights over the assets following the sale, and making materially false or misleading statements in proxy statements issued in connection with the sale of assets. In the federal case, plaintiffs allege a breach of fiduciary duty claim similar to that in the state action and also allege that the general partners violated federal securities laws. The lawsuits seek to recover damages for the limited partners based on the allegedly inadequate purchase price paid for the assets. On January 10, 2007, the federal case was dismissed, with prejudice, and has since been timely appealed. Oral argument on the appeal was held before the Ninth Circuit Court of Appeals on October 22, 2008. In the state case, the general partners made a motion to strike plaintiffs’ jury trial demand. That motion was granted, and the trial has since been bifurcated. The first phase of the bench trial is scheduled to begin on November 17, 2008. While it is not possible to predict or determine the outcome of these lawsuits, the Company believes that these lawsuits are without merit. The Company and its subsidiaries intend to vigorously defend against the lawsuits.

(7)	Share Option and Restricted Share Unit Plan

As of September 30, 2008, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. At September 30, 2008, 1,738,043 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% for the fourth and fifth year.

The following is a summary of activity in the Company’s 2007 Plan for the nine months ended September 30, 2008:

	Share options			Weighted average
	Unvested	Vested	Total	exercise price
Balances, December 31, 2007	1,044,734	—	1,044,734	$16.50
Options granted during the period	3,456	—	3,456	$14.01
Options forfeited during the period	(12,140)	—	(12,140)	$16.50

Balances, September 30, 2008	1,036,050	—	1,036,050	$16.49

	Restricted share units			Weighted average grant
	Unvested	Vested	Total	date fair value
Balances, December 31, 2007	1,042,962	—	1,042,962	$14.29
Share units granted during the period	3,456	—	3,456	$11.68
Share units forfeited during the period	(12,140)	—	(12,140)	$—

Balances, September 30, 2008	1,034,278	—	1,034,278	$14.28

No share options or restricted share units were granted during the three months ended September 30, 2008. The estimated weighted average grant date fair value of share options granted during the nine months ended September 30, 2008 was $3.03 per share. As of September 30, 2008, $12,566 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 3.7 years. The aggregate intrinsic value of all options outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $15.19 per share as of September 30, 2008 was $4. The aggregate intrinsic value is the amount that would have been received by the option holders had all option holders exercised their options as of that date.

The fair value of each share option granted under the 2007 Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2007 Plan
Risk-free interest rates	4.5%
Expected terms (in years)	6.4
Expected common share price volatilities	31.3%
Expected dividends	4.9%

The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the share option life. The expected common share price volatility for the 2007 Plan is based on the historical volatility of publicly traded companies within the Company’s industry. The dividend yield reflects the yield on the date of grant.

(8)	Comprehensive Income

The following table provides a reconciliation of the Company’s net income to comprehensive income:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Net income	$24,559	$19,310	$72,314	$52,624
Other comprehensive income:
Foreign currency translation adjustments	(258)	80	(333)	74

Total comprehensive income	$24,301	$19,390	$71,981	$52,698

(9)	Dividend

On November 4, 2008, the Company’s board of directors approved and declared a quarterly cash dividend of $0.23 per share on the Company’s issued and outstanding common shares, payable on November 26, 2008 to shareholders of record as of November 17, 2008.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and notes thereto included in Item 1 “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2008 (our “2007 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below, Item 4, “Risk Factors” herein and elsewhere in this Quarterly Report on Form 6-K and in Item 4, “Risk Factors” of our Quarterly Report on Form 6-K for the three months ended March 31, 2008 furnished to the SEC on May 14, 2008 (our “First Quarter 2008 6-K”).

As used in the following discussion and analysis, unless indicated otherwise or in the context otherwise requires, references to: (1) “Textainer,” “the Company,” “we,” “us” and “our” refer to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size (Containerisation International Market Analysis: Container Leasing Market 2007 ), with a total fleet of more than 1.3 million containers, representing over 2,000,000 TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by container vessel fleet size. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 100,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We believe we are also one of the two largest sellers of used containers among container lessors, having sold an average of more than 53,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 330 independent depots in more than 150 locations. Trencor, a company publicly traded on the Johannesburg Stock Exchange in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in four core segments:

Container Ownership. As of September 30, 2008, we owned containers accounting for approximately 43% of our fleet.

Container Management. As of September 30, 2008, we managed containers on behalf of 10 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. These managed containers account for 54% of our fleet.

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

Military Management. We lease containers to the U.S. military pursuant to the Surface Deployment and Distribution Command (“SDDC”) contract and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

The table below summarizes the composition of our fleet, in TEU, by type of containers, as of September 30, 2008:

	Standard Dry Freight	Specialized	Total	Percent of Total Fleet
Managed	1,109,491	12,806	1,122,297	54.3%
Owned	867,396	11,428	878,824	42.6%
Finance leases and sub-leased units	62,632	1,614	64,246	3.1%

Total fleet	2,039,519	25,848	2,065,367	100.0%

Our owned and managed lease fleet as of September 30, 2008 based on TEU on hire as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet
Term leases	68.85%
Master leases	24.62%
Spot leases	3.34%
Finance and sales-type leases	3.19%

Total	100.00%

The following table summarizes our average total fleet utilization (CEU basis) for the three and nine months ended September 30, 2008 and 2007:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Utilization	96.7%	94.1%	94.5%	93.8%

We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease.

On July 23, 2007, we purchased the exclusive rights to manage the container fleet of Capital Lease Limited, Hong Kong (“Capital”) for $56,000. Capital was the world’s eighth largest container leasing company as measured by fleet size according to Containerisation International Market Analysis: Container Leasing Market 2007, with over 500,000 TEU in its fleet. We began managing the Capital fleet on September 1, 2007. With this addition, we have over 2,000,000 TEU in our fleet. We funded the $56,000 purchase price through a borrowing under our secured debt facility, subsequently repaid with a portion of the proceeds from our initial public offering. The purchase price will be fully amortized over the expected 13-year life of the contract on a pro-rata basis to the expected management fees.

The following is a reconciliation of net income to the Company’s definition of EBITDA for the three and nine months ended September 30, 2008 and 2007. EBITDA (defined as net income before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps and caps, net, income tax expense, minority interest expense, depreciation and amortization expense and the related impact on minority interest expense) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(Dollars in thousands) (Unaudited)		(Dollars in thousands) (Unaudited)
Reconciliation of EBITDA:
Net income	$24,559	$19,310	$72,314	$52,624
Adjustments:
Interest income	(362)	(746)	(1,255)	(2,123)
Interest expense	6,307	10,127	18,552	27,378
Realized losses (gains) on interest rate swaps and caps, net	1,898	(971)	4,177	(2,712)
Unrealized (gains) losses on interest rate swaps, net	(711)	3,855	(1,617)	4,077
Income tax expense	2,019	1,903	3,079	4,678
Minority interest expense	2,839	4,816	8,965	13,966
Depreciation expense	10,614	12,505	37,264	35,896
Amortization expense	1,670	908	5,314	1,978
Impact of reconciling items on minority interest expense	(3,472)	(9,051)	(9,992)	(23,055)

EBITDA	$45,361	$42,656	$136,801	$112,707

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers;

•	credit availability to our customers;

•	our credit availability;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	terrorist attacks, the threat of such attacks or the outbreak of war and hostilities.

The current downturn in the world’s major economies and the constraints in the credit markets are expected to cause containerized cargo volume growth to slow or become negative on some trade routes. Typically slow or negative growth in containerized cargo volume leads to surplus containers, lower utilization, higher direct costs (mainly storage costs) and weaker shipping lines going out of business. We intend to focus on keeping utilization as high as possible during the current economic downturn by promoting the extension of leases for in-fleet containers. For further details regarding these and other factors which may affect our business and results of operations, see Item 4, “Risk Factors” herein and Item 4, “Risk Factors” noted in our First Quarter 2008 6-K.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2008 and 2007

The following table summarizes our total revenues for the three and nine months ended September 30, 2008 and 2007 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2008 and 2007	Nine Months Ended September 30,		% Change Between 2008 and 2007
	2008	2007		2008	2007
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$50,914	$48,574	4.8%	$147,016	$145,223	1.2%
Management fees	7,610	6,397	19.0%	22,019	16,538	33.1%
Trading container sales proceeds	6,716	6,153	9.2%	30,799	13,315	131.3%
Gain on sale of containers, net	4,435	4,184	6.0%	11,683	9,795	19.3%
Other, net	—	4	N/A	—	290	N/A

Total revenues	$69,675	$65,312	6.7%	$211,517	$185,161	14.2%

Lease rental income for the three months ended September 30, 2008 increased $2,340 (4.8%) compared to the three months ended September 30, 2007. This included a $3,525 increase due to a 8.4% increase in fleet size, a $1,447 increase due to a 3.2 percentage point increase in utilization, a $578 increase in finance lease income and a $369 increase in handling income, partially offset by a $2,194 decrease due to a 4.7% decrease in per diem rental rates partially as a result of a decrease in military containers and a $786 decrease in geography income (drop-off charges and pick-up charges and credits). Lease rental income for the nine months ended September 30, 2008 increased $1,793 (1.2%) compared to the nine months ended September 30, 2007. This included a $7,376 increase due to a 5.6% increase in fleet size, a $1,265 increase in finance lease income and a $1,031 increase due to a 0.8 percentage point increase in utilization, partially offset by a $4,281 decrease due to a 3.2% decrease in per diem rental rates partially as a result of a decrease in military containers, a $2,431 decrease in geography income, a $689 decrease in military sublease income and a $568 decrease in income from the Damage Protection Plan that we offer to certain lessees of our containers.

Management fee revenue for the three months ended September 30, 2008 increased $1,213 (19.0%) compared to the three months ended September 30, 2007 primarily due to $1,194 in additional fees earned from managing the Capital fleet. Management fee revenue for the nine months ended September 30, 2008 increased $5,481 (33.1%) compared to the nine months ended September 30, 2007 primarily due to $6,021 in additional fees earned from managing the Capital fleet, partially offset by a $540 decrease due to a net decrease in the fleet size of our other managed fleets.

Trading container sales proceeds for the three months ended September 30, 2008 increased $563 (9.2%) compared to the three months ended September 30, 2007. $1,281 of this increase was due to an increase in average sales proceeds of $232 per unit, partially offset by a decrease of $718 due to a 11.7% decrease in unit sales. Trading container sales proceeds for the nine months ended September 30, 2008 increased $17,484 (131.3%) compared to the nine months ended September 30, 2007. $13,555 of this increase was due to a 101.8% increase in unit sales and $3,929 of the increase was due to an increase in average sales proceeds of $212 per unit. Our ability to maintain the same volume of trading container sales for the remainder of 2008 will depend on the number of trading containers we are able to source and sell.

Gain on sale of containers, net for the three months ended September 30, 2008 increased $251 (6.0%) compared to the three months ended September 30, 2007. $813 of the increase was due to a $103 increase in average sales proceeds per unit, partially offset by a decrease of $562 due to a 13.4% decrease in the number of containers sold. Gain on sale of containers, net for the nine months ended September 30, 2008 increased $1,888 (19.3%) compared to the nine months ended September 30, 2007. $3,845 of the increase was due to a $172 increase in average sales proceeds per unit, partially offset by a decrease of $1,957 due to a 20.0% decrease in the number of containers sold.

The following table summarizes our total operating expenses for the three and nine months ended September 30, 2008 and 2007 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2008 and 2007	Nine Months Ended September 30,		% Change Between 2008 and 2007
	2008	2007		2008	2007
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$5,975	$7,955	(24.9%)	$18,899	$26,276	(28.1%)
Cost of trading containers sold	5,314	4,768	11.5%	23,533	10,547	123.1%
Depreciation expense	10,614	12,505	(15.1%)	37,264	35,896	3.8%
Amortization expense	1,670	908	83.9%	5,314	1,978	168.7%
General and administrative expense	4,951	4,341	14.1%	16,190	12,748	27.0%
Short-term incentive compensation expense	1,287	879	46.4%	3,063	3,057	0.2%
Long-term incentive compensation expense	807	—	N/A	2,288	—	N/A
Bad debt expense, net	2,477	293	745.4%	3,100	1,289	140.5%

Total operating expenses	$33,095	$31,649	4.6%	$109,651	$91,791	19.5%

Direct container expense for the three months ended September 30, 2008 decreased $1,980 (-24.9%) compared to the three months ended September 30, 2007 primarily due to a $1,145 decrease in repositioning expense primarily as a result of a decline in military activity and a decrease in the repositioning of containers from slow lease-out U.S. locations to strong lease-out locations in Asia, a $716 decrease in storage expense and a $512 decrease in military sublease expense, partially offset by a $435 increase in foreign exchange rate losses. Direct container expense for the nine months ended September 30, 2008 decreased $7,377 (-28.1%) compared to the nine months ended September 30, 2007 primarily due to a $5,263 decrease in repositioning expense primarily as a result of a decline in military activity and a decrease in the repositioning of containers from slow lease-out U.S. locations to strong lease-out locations in Asia, a $888 decrease in military sublease expense, a $785 decrease in storage expense and a $314 decrease in handling expense.

Cost of trading containers sold for the three months ended September 30, 2008 increased $546 (11.5%) compared to the three months ended September 30, 2007 due to an increase of $1,103 as a result of a 26.2% increase in the average cost per unit of sold containers, partially offset by a $557 decrease due to a 11.7% decrease in unit sales. Cost of trading containers sold for the nine months ended September 30, 2008 increased $12,986 (123.1%) compared to the nine months ended September 30, 2007 due to an increase of $10,738 as a result of a 101.8% increase in unit sales and a $2,248 increase due to a 10.6% increase in the average cost per unit of sold containers.

Depreciation expense for the three months ended September 30, 2008 decreased $1,891 (-15.1%) compared to the three months ended September 30, 2007. $3,600 of this decrease was due to an increase in estimated residual values used in the calculation of depreciation expense, partially offset by a $1,709 increase due to an increase in fleet size and a higher average cost for new container purchases. Depreciation expense for the nine months ended September 30, 2008 increased $1,368 (3.8%) compared to the nine months ended September 30, 2007 primarily due to a $4,968 increase as a result of an increase in fleet size and a higher average cost for new container purchases, partially offset by a $3,600 decrease due to an increase in estimated residual values used in the calculation of depreciation expense.

Amortization expense for the three and nine months ended September 30, 2008 increased $762 (83.9%) and $3,336 (168.7%), respectively, compared to the three and nine months ended September 30, 2007 primarily due to additional amortization expense included in the three and nine months ended September 30, 2008 of $742 and $2,976, respectively, related to the Capital transaction, for which amortization of the purchase price began on September 1, 2007.

General and administrative expense for the three months ended September 30, 2008 increased $610 (14.1%) compared to the three months ended September 30, 2007 primarily due to a $166 increase in professional fees and a $131 increase in insurance expense primarily related to operating as a public company following the Company’s October 2007 initial public offering, a $170 increase in compensation cost and a $95 increase in facilities costs. General and administrative expense for the nine months ended September 30, 2008 increased $3,442 (27.0%) compared to the nine months ended September 30, 2007 primarily due to a $1,474 increase in professional fees and a $504 increase in insurance expense primarily related to operating as a public company following the Company’s October 2007 initial public offering, a $708 increase in compensation cost, a $214 increase in travel expense and a $182 increase in facilities cost.

Short-term incentive compensation expense for the three and nine months ended September 30, 2008 increased $408 (46.4%) and $6 (0.2%), respectively, compared to the three and nine months ended September 30, 2007 due to an expected incentive compensation award for 2008 that is relatively flat compared to the incentive compensation award for 2007.

Long-term incentive compensation expense for the three and nine months ended September 30, 2008 increased $807 and $2,288, respectively, compared to the three and nine months ended September 30, 2007 due to share options and restricted share units that were granted under our 2007 Share Incentive Plan in October 2007.

Bad debt expense, net for the three and nine months ended September 30, 2008 increased $2,184 (745.4%) and $1,811 (140.5%), respectively, compared to the three and nine months ended September 30, 2007 due to a higher net increase in the allowance for doubtful accounts during the three and nine months ended September 30, 2008 compared to the three and nine months ended September 30, 2007 resulting from the bankruptcies of two customers.

The following table summarizes other income (expenses) for the three and nine months ended September 30, 2008 and 2007 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2008 and 2007	Nine Months Ended September 30,		% Change Between 2008 and 2007
	2008	2007		2008	2007
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(6,307)	$(10,127)	(37.7%)	$(18,552)	$(27,378)	(32.2%)
Interest income	362	746	(51.5%)	1,255	2,123	(40.9%)
Realized (losses) gains on interest rate swaps and caps, net	(1,898)	971	(295.5%)	(4,177)	2,712	(254.0%)
Unrealized gains (losses) on interest rate swaps, net	711	(3,855)	118.4%	1,617	(4,077)	139.7%
Gain on lost military containers, net	480	4,639	(89.7%)	2,169	4,639	(53.2%)
Other, net	(511)	(8)	6287.5%	180	(121)	248.8%

Net other expense	$(7,163)	$(7,634)	(6.2%)	$(17,508)	$(22,102)	(20.8%)

Interest expense for the three months ended September 30, 2008 decreased $3,820 (-37.7%) compared to the three months ended September 30, 2007. $4,141 of the decrease was due to a decrease in average interest rates of 2.59 percentage points, partially offset by an increase of $321 due to an increase in average debt balances of $19,516. Interest expense for the nine months ended September 30, 2008 decreased $8,826 (-32.2%) compared to the nine months ended September 30, 2007. $10,471 of the decrease was due to a decrease in average interest rates of 2.31 percentage points, partially offset by an increase of $1,645 due to an increase in average debt balances of $34,401.

Interest income for the three months ended September 30, 2008 decreased $384 (-51.5%) compared to the three months ended September 30, 2007. $748 of the decrease was due to a decrease in average interest rates of 3.63 percentage points, partially offset by an increase of $364 due to an increase in average cash balances of $26,808. Interest income for the nine months ended September 30, 2008 decreased $868 (-40.9%) compared to the nine months ended September 30, 2007. $1,763 of the decrease was due to a decrease in average interest rates of 2.74 percentage points, partially offset by an increase of $895 due to an increase in average cash balances of $25,537.

Realized (losses) gains on interest rate swaps and caps, net for the three months ended September 30, 2008 changed to a loss of $1,898 from a gain of $971 for the three months ended September 30, 2007. $2,975 of the change was due to a decrease in average interest rates of 3.05 percentage points, partially offset by an increase of $106 due to an increase in average interest rate swap notional amounts of $38,135. Realized (losses) gains on interest rate swaps and caps, net for the nine months ended September 30, 2008 changed to a loss of $4,177 from a gain of $2,712 for the nine months ended September 30, 2007. $7,099 of the change was due to a decrease in average interest rates of 2.59 percentage points, partially offset by an increase of $210 due to an increase in average interest rate swap notional amounts of $26,356.

Unrealized gains (losses) on interest rate swaps, net for the three months ended September 30, 2008 changed to a gain of $711 from a loss of $3,855 for the three months ended September 30, 2007 due to an increase in the fair value of interest rate swap agreements held. Unrealized gains (losses) on interest rate swaps, net for the nine months ended September 30, 2008 changed to a gain of $1,617 from a loss of $4,077 for the nine months ended September 30, 2007 due to an increase in the fair value of interest rate swap agreements held.

The U.S. military informed us in April, May, August and September of 2008 that 10,828 containers that they leased from us were unaccounted for. Of this total, 5,012 were owned containers, 4,405 were managed for third party owners and 1,411 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record gains on these containers of $480 and $2,169 during the three and nine months ended September 30, 2008, respectively. The U.S. military informed us in August and September of 2007 that 27,925 containers that they leased from us were unaccounted for. Of this total, 10,604 were owned containers, 12,657 were managed for third party owners and 4,664 were subleased. While future rental income from the U.S. military on these containers ceased due to the loss of these containers, we had recorded a $4,639 gain on the owned and subleased portion of these unaccounted for containers during the three months ended September 30, 2007.

Other, net for the three months ended September 30, 2008 increased to a loss of $511 from a loss of $8 for the three months ended September 30, 2007 primarily due to $400 of structuring fees paid by Textainer Marine Containers Limited (“TMCL”) to FB Transportation Capital LLC (“Fortis”) for container purchases. TMCL’s Class A shares are 75% owned by TGH’s wholly owned subsidiary, Textainer Limited (“TL”) and 25% owned by Fortis. Other, net for the nine months ended September 30, 2008 changed to a gain of $180 from a loss of $121 for the three months ended September 30, 2007 primarily due to the release of a $750 reserve and recognition of a $173 gain for TGH’s share of proceeds from the sale of Trencor’s South African container manufacturing plant (see Note 6(b), Notes to Condensed Consolidated Financial Statements, herein), partially offset by $612 of structuring fees paid by TMCL to Fortis for container purchases.

The following table summarizes income tax and minority interest expense for the three and nine months ended September 30, 2008 and 2007 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2008 and 2007	Nine Months Ended September 30,		% Change Between 2008 and 2007
	2008	2007		2008	2007
	(Dollars in thousands)			(Dollars in thousands)
Income tax expense	$2,019	$1,903	6.1%	$3,079	$4,678	-34.2%
Minority interest expense	$2,839	$4,816	-41.1%	$8,965	$13,966	-35.8%

Income tax expense for the three months ended September 30, 2008 increased $116 (6.1%) compared to the three months ended September 30, 2007 primarily due to a $248 increase due to a higher level of income before tax, partially offset by a $132 decrease due to a lower effective tax rate. Income tax expense for the nine months ended September 30, 2008 decreased 1,599 (-34.2%) compared to the nine months ended September 30, 2007. The 2004 United States tax return for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited and the 2004 and 2005 United States tax returns for TL were examined by the Internal Revenue Service (the “IRS”). In May 2008, the Company received notification from the IRS that they had completed their examination and made no changes to the amount of tax reported. As a result, income tax expense for the nine months ended September 30, 2008 reflects a decrease of $4,480 related to the Company’s reduction of unrecognized tax benefits. This reduction was partially offset by a $2,022 increase due to a higher effective tax rate and an $859 increase due to a higher level of income before tax.

Minority interest expense for the three and nine months ended September 30, 2008 decreased $1,977 (-41.1%) and $5,001 (-35.8%), respectively, compared to the three and nine months ended September 30, 2007 primarily due to TL’s purchase of 3,000 additional shares of TMCL on November 1, 2007, as a result of which TL now owns 75% of TMCL’s Class A shares compared to 50% prior to the purchase. These decreases were partially offset by a higher level of net income generated by TMCL for the three and nine months ended September 30, 2008 compared to the three and nine months ended September 30, 2007.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three and nine months ended September 30, 2008 and 2007 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2008 and 2007	Nine Months Ended September 30,		% Change Between 2008 and 2007
	2008	2007		2008	2007
	(Dollars in thousands)			(Dollars in thousands)
Container ownership	$19,791	$13,569	45.9%	$54,325	$37,557	44.6%
Container management	$4,204	$4,707	(10.7%)	$11,034	$13,426	(17.8%)
Container resale	$3,262	$2,904	12.3%	$12,178	$6,499	87.4%
Military management	$720	$914	(21.2%)	$1,593	$1,980	(19.5%)

Income before taxes attributable to the container ownership segment for the three months ended September 30, 2008 increased $6,222 (45.9%) compared to the three months ended September 30, 2007. This increase consisted of a change in unrealized gains (losses) on interest rate swaps, net, to a gain of $711 for the three months ended September 30, 2008 from a loss of $3,855 for the three months ended September 30, 2007, a $3,820 decrease in interest expense, a $2,515 increase in lease rental income, a $1,824 decrease in depreciation expense, a $1,620 decrease in minority interest expense and a $1,283 decrease in direct container expense. These increases to income before taxes attributable to the container ownership segment were partially offset by a $3,639 decrease in gain from disposal of lost military containers, net, a change in realized (losses) gains on interest rate swaps and caps, net to a loss of $1,898 for the three months ended September 30, 2008 from a gain of $971 for the three months ended September 30, 2007, a $2,204 increase to bad debt expense, a $435 increase in foreign exchange rate losses and a $354 decrease in interest income.

Income before taxes attributable to the container ownership segment for the nine months ended September 30, 2008 increased $16,768 (44.6%) compared to the nine months ended September 30, 2007. This increase consisted primarily of a $8,826 decrease in interest expense, a $6,869 decrease in direct container expense, a change in unrealized gains (losses) on interest rate swaps, net to a gain of $1,617 for the nine months ended September 30, 2008 from a loss of $4,077 for the nine months ended September 30, 2007, a $4,731 decrease in minority interest expense, a $2,483 increase in lease rental income and the release of a $750 reserve and recognition of a $173 gain for the Company’s share of proceeds from the sale of Trencor’s South African container manufacturing plant. These increases to income before taxes attributable to the container ownership segment were partially offset by a change in realized (losses) gains on interest rate swaps and caps, net to a loss of $4,177 for the nine months ended September 30, 2008 from a gain of $2,712 for the nine months ended September 30, 2007, a $2,004 decrease in gain from disposal of lost military containers, net, a $1,833 increase to bad debt reserves, a $1,558 increase in depreciation expense and a $799 decrease in interest income.

Income before taxes attributable to the container management segment for the three months ended September 30, 2008 decreased $503 (-10.7%) compared to the three months ended September 30, 2007. This decrease consisted primarily of to an $807 increase in long-term incentive compensation expense, a $742 increase in amortization of the intangible assets related to the acquisition of the rights to manage the Capital lease fleet, $336 increase in short-term incentive compensation expense and a $232 increase in overhead expenses. These decreases to income before taxes attributable to the container management segment were partially offset by $1,194 in additional management fees earned on the Capital lease fleet and a $542 increase in management fees other than those related to the Capital lease fleet.

Income before taxes attributable to the container management segment for the nine months ended September 30, 2008 decreased $2,392 (-17.8%) compared to the nine months ended September 30, 2007. This decrease consisted primarily of a $2,976 increase in amortization expense due to the amortization of the intangible assets related to the acquisition of the rights to manage the Capital lease fleet, a $2,288 increase in long-term incentive compensation expense, a $1,675 decrease in management fees other than those related to the Capital lease fleet and a $1,262 increase in overhead expenses. These decreases to income before taxes attributable to the container management segment were partially offset by an increase of $6,021 in additional management fees earned on the Capital lease fleet.

Income before taxes attributable to the container resale segment for the three months ended September 30, 2008 increased $358 (12.3%) compared to the three months ended September 30, 2007. The increase consisted primarily of a $441 increase in sales commissions due to a higher volume of managed container sales and a $68 increase in gains on container trading, partially offset by a $181 increase in overhead expenses.

Income before taxes attributable to the container resale segment for the nine months ended September 30, 2008 increased $5,679 (87.4%) compared to the nine months ended September 30, 2007. The increase consisted primarily of a $4,751 increase in gains on container trading and a $1,354 increase in sales commissions due to a higher volume of managed container sales, partially offset by a $467 increase in overhead expenses.

Income before taxes attributable to the military management segment for the three months ended September 30, 2008 decreased $194 (-21.2%) compared to the three months ended September 30, 2007 primarily due to a $550 decrease in gain from disposal of lost military containers, net, partially offset by a $320 increase in sublease income.

Income before taxes attributable to the military management segment for the nine months ended September 30, 2008 decreased $387 (-19.5%) compared to the nine months ended September 30, 2007 primarily due to a $704 decrease in gain from disposal of lost military containers, net, partially offset by $199 increase in sublease income and a $77 decrease in overhead expense.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 38% of our direct container expenses for the nine months ended September 30, 2008 were denominated in U.S. dollars. See Item 4, “Risk Factors—Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” of our First Quarter 2008 6-K. Our operations in locations outside of the U.S. have some exposure to non-U.S. currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. However, part of our non-U.S. dollar operating expenses are transportation and other costs incurred as a result of the SDDC contract. The SDDC contract contains an adjustment feature such that we are effectively protected against most non-US currency risks for the expenses incurred under the SDDC contract. In 2007 and 2008, our non-U.S. dollar operating expenses were spread among 15 currencies, resulting in some level of self-hedging. We do not engage in currency hedging. During the three months ended September 30, 2008 and 2007, we recognized foreign exchange losses of $461 and $26, respectively. During the nine months ended September 30, 2008 and 2007, we recognized foreign exchange losses of $4 and $80, respectively.

Liquidity and Capital Resources

As of September 30, 2008, we had cash and cash equivalents of $63,147. Our principal sources of liquidity have been (1) cash flows from operations, (2) proceeds from the issuance of common shares in connection with our October 2007 initial public offering, (3) the sale of containers, (4) the issuance of variable rate amortizing bonds (the “2005-1 Bonds”) by one of our subsidiaries, TMCL, (5) borrowings under a conduit facility (which allows for recurring borrowings and repayments) granted to TMCL, which was extended and increased on July 2, 2008 (the “Secured Debt Facility”) and (6) borrowings under the revolving credit facility extended to one of our subsidiaries, TL which was replaced by a new revolving credit facility extended to TL on April 22, 2008 (the “2008 Credit Facility”). As of September 30, 2008, we had the following outstanding borrowings and borrowing capacities under the New Credit Facility, the Secured Debt Facility and the 2005-1 Bonds (in thousands):

	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Total Current and Available Borrowing
Facility
2008 Credit Facility	$32,000	$173,000	$205,000	$32,000	$27,490	$59,490
Secured Debt Facility (1)(2)	236,700	238,300	475,000	236,700	95,103	331,803
2005-1 Bonds (2)	386,667	—	386,667	386,667	—	386,667

Total	$655,367	$411,300	$1,066,667	$655,367	$122,593	$777,960

(1)	On July 2, 2008, we extended our Secured Debt Facility and increased the commitment from $300,000 to $475,000. The Secured Debt Facility provides for payments of interest only during an initial two-year revolving period, with a provision for the Secured Debt Facility to then convert to a 10-year, but not to exceed 15-year amortizing note payable. Interest on the outstanding amount due under the Secured Debt Facility is payable monthly in arrears and equals 1.25% over LIBOR during the initial two-year revolving period. There is also a commitment fee of 0.30% on the unused portion of the Secured Debt Facility, which is payable monthly in arrears. Effective July 2, 2008, the Secured Debt Facility was no longer insured by Ambac Assurance Corporation.

(2)	Current borrowings for the Secured Debt Facility and 2005-1 Bonds exclude step acquisition adjustments of $1,000 and $630 respectively, related to TL’s purchase of 3,000 additional shares of TMCL. The adjustments were recorded to reduce the balance of both the Secured Debt Facility and 2005-1 Bonds to an amount that equaled the fair market value of the debt on the date of the acquisition.

The recent disruption in the credit market has had a significant adverse impact on a number of financial institutions. To date, our liquidity has not been impacted by the current credit environment. Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact to the Company of further disruptions in the credit environment.

The 2008 Credit Facility, the Secured Debt Facility and the 2005-1 Bonds require us to comply with certain financial covenants. As of September 30, 2008, we were in compliance with all of the applicable financial covenants under the 2008 Credit Facility, Secured Debt Facility and 2005-1 Bonds.

Cash Flow

The following table summarizes historical cash flow information for the nine months ended September 30, 2008 and 2007:

	Nine Months Ended September 30,
	2008	2007
	(Dollars in thousands)
Net income	$72,314	$52,624
Adjustments to reconcile net income to net cash provided by operating activities	30,980	20,960

Net cash provided by operating activites	103,294	73,584
Net cash used in investing activities	(151,871)	(151,153)
Net cash provided by financing activities	42,610	69,135
Effect of exchange rate changes	(333)	74

Net decrease in cash and cash equivalents	(6,300)	(8,360)
Cash and cash equivalents, beginning of year	69,447	41,163

Cash and cash equivalents, end of the period	$63,147	$32,803

Operating Activities Cash Flows

Net cash provided by operating activities for the nine months ended September 30, 2008 increased $29,710 (40.4%) compared to the nine months ended September 30, 2007 primarily due to an increase in net income and improved working capital management.

Investing Activities Cash Flows

Net cash used in investing activities for the nine months ended September 30, 2008 increased $718 (0.5%) compared to the nine months ended September 30, 2007 due to a higher amount of new container purchases and a decrease in proceeds from sales of containers, partially offset by a decrease in purchases of intangible assets and higher principal payments on direct financing and sales-type leases.

Financing Activities Cash Flows

Net cash provided by financing activities for the nine months ended September 30, 2008 decreased $26,525 (-38.4%) compared to the nine months ended September 30, 2007 primarily due to a $10,500 net borrowing from revolving debt facilities during the nine months ended September 30, 2008 compared to a net borrowing of $25,000 during the nine months ended September 30, 2007, a $105,000 net borrowing from secured debt facilities during the nine months ended September 30, 2008 compared to a net borrowing of $121,500 during the nine months ended September 30, 2007, an increase in debt issuance costs of $2,816 and a decrease in repayments of notes receivable from shareholders of $1,128. These decreases to net cash provided by financing activities were partially offset by a $4,710 increase in restricted cash balances during the nine months ended September 30, 2008 compared to a $1,933 increase in restricted cash balances during the nine months ended September 30, 2007 and a $5,462 decrease in dividends paid.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of September 30, 2008:

	Payments Due by Twelve Month Period Ending September 30,
	Total	2009	2010	2011	2012	2013	2014 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
Bonds payable	$386,667	$58,000	$58,000	$58,000	$58,000	$58,000	$96,667
Secured debt facility	236,700	—	5,918	23,670	23,670	23,670	159,772
Revolving credit facility	32,000	—	—	—	—	32,000	—
Interest on obligations (1)	145,768	29,183	26,686	23,335	19,635	15,202	31,727
Interest rate swap payables (2)	2,120	1,657	425	33	3	2	—
Office lease obligations	4,833	1,537	1,393	1,331	572	—	—
Container purchase commitments	2,068	2,068	—	—	—	—	—
Container contracts payable	91,866	91,866	—	—	—	—	—

Total contractual obligations	$902,022	$184,311	$92,422	$106,369	$101,880	$128,874	$288,166

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 4.58%.

(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 3.93%, for all periods, for all interest rate contracts outstanding as of September 30, 2008.

Off Balance Sheet Arrangements

At September 30, 2008, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5 “Operating and Financial Review and Prospects” in our 2007 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2007 Form 20-F. Please refer to Item 5 “Operating and Financial Review and Prospects” in our 2007 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

The Company could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the period ended September 30, 2008, the Company has not experienced any material changes in market risk since December 31, 2007 that affect the quantitative and qualitative disclosures presented in its 2007 Form 20-F.

Interest Rate Risk

We have entered into several interest rate swap agreements with several banks to mitigate the impact of changes in interest rates associated with our 2005-1 Bonds and Secured Debt Facility. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the LIBOR. The differentials between the fixed and variable rate payments under these agreements are recognized in realized gains (losses) on interest rate swaps, net in the condensed consolidated statements of income. The notional amount of the interest rate swap agreements was $393,720 as of September 30, 2008, with termination dates through September 2013. We receive one-month LIBOR rates fixed between 3.37% and 5.32% under the interest rate swap agreements.

Effective January 1, 2008, we adopted the Financial Accounting Standards Board’s Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 159”) for measuring “financial” assets and liabilities. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a framework for measuring fair value by creating a hierarchy of valuation inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly; and, Level 3 inputs are unobservable inputs in which little or no market data exists, therefore requiring a company to develop its own valuation assumptions.

Our interest rate swap agreements had a net fair value liability of $2,665 as of September 30, 2008. The interest rate swap agreements are measured at fair value on a recurring basis each reporting period. Our fair value estimate was determined using significant unobservable inputs and assumptions (Level 3) and, in addition, the liability valuation reflects our credit standing. We rely on a valuation based on a discounted cash flow analysis using forecasted interest rate yield curves. The decrease in the interest rate swap agreements’ fair value liability during the three and nine months ended September 30, 2008 primarily reflects an increase in rates in the future portion of the swaps’ curves as of September 30, 2008.

Quantitative and Qualitative Disclosures About Credit Risk

There have been no material changes in our credit risks during the nine months ended September 30, 2008. For a discussion of the credit risks to which we are exposed, see Item 11 “Quantitative and Qualitative Disclosures About Credit Risk” included in our 2007 Form 20-F.

ITEM 4.	RISK FACTORS

An investment in our common shares involves a high degree of risk. The risk factor below is provided to supplement and update the risk factors disclosed in Item 4 “Risk Factors” of our First Quarter 2008 6-K. There have been no other material changes to the Company’s risk factors disclosed in Item 4 “Risk Factors” of our First Quarter 2008 6-K. Please refer to that section, along with the risk factor below, for disclosures regarding the risks and uncertainties related, among other things, to the Company’s business and industry and the Company’s common shares.

Changes in the general economy, including the global financial crisis that accelerated during the three months ended September 30, 2008 may negatively impact our business.

During the three months ended September 30, 2008 a global financial crisis, particularly affecting the credit markets as well as equity markets, accelerated and may produce a prolonged global recession. Though we cannot predict the extent, timing or ramifications of the crisis, we believe that the current downturn in the world’s major economies and the constraints in the credit markets could heighten the following risks:

•

Containerized cargo volume growth could slow or become negative— A slowdown in containerized cargo volume growth could create a surplus of containers, lower utilization, higher direct costs, weaker shipping lines going out of business and a reduction in the size of our customers’ container fleets.

•

Credit availability and access to equity markets— Continued issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt. Further, the high volatility in the equity markets and the recent decline in our stock price may make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted.

•

Credit availability to our customers— We believe that many of our customers are reliant on liquidity from global credit markets and, in some cases, require external financing to fund their operations. As a consequence, lack of liquidity by our customers could impact our ability to collect amounts owed to us.

Many of these and other factors affecting the container industry are inherently unpredictable and beyond our control.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the sections entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) our expectation that container resale prices and new equipment prices will remain near current levels and (ii) our belief that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months and for the foreseeable future. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 4, “Risk Factors” of our First Quarter 2008 6-K and elsewhere in this Quarterly Report on Form 6-K.

We believe that it is important to communicate our future expectations to potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 4, “Risk Factors” of our First Quarter 2008 6-K, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 4, “Risk Factors” of our First Quarter 2008 6-K and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 4, “Risk Factors” of our First Quarter 2008 6-K or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

Industry data and other statistical information used in this Quarterly Report on Form 6-K are based on independent publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2007 Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2008

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone
Chief Executive Officer